UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

Room 18022, Floor 18, 112 W. 34th Street

New York, NY 10120

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Exhibits

Exhibit No.	Description of Exhibit
3.1	Sixth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026	Baiya International Group Inc.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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